March 31, 2011

Mr. Michael Clampitt
Senior Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4561

Re:         Central Pacific Financial Corp.
Registration Statement on Form S-1 (File No. 333-172479)

Dear Mr. Clampitt:

On behalf of our client, Central Pacific Financial Corp., a Hawaii corporation (the “Company”), we enclose herewith Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 filed February 28, 2011 (File No. 333-172479) (the “Form S-1”) and set forth below the Company’s responses to your letter, dated March 25, 2011 (the “Comment Letter”), relating to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Form S-1.  Except as otherwise noted in this letter, the information provided in response to the Comment Letter has been supplied by the Company, which is solely responsible for it.  Capitalized terms used herein and not otherwise defined herein have the meanings ascribed thereto in Amendment No. 1.  For your convenience, we have included the Staff’s comments below in bold and have keyed our responses accordingly.  References to page numbers herein are references to page numbers in Amendment No. 1.  One of the responses has been omitted from this letter and is being submitted in a separate letter from Sullivan & Cromwell LLP of even date herewith for which confidential treatment is being requested (the “Confidential Letter”).

In some of the responses, the Company has agreed to change or supplement the disclosures in its filings.  It is doing so in the spirit of cooperation with the Staff, and not because the Company believes its prior filing is materially deficient or inaccurate.  Accordingly, any amendment to its filings to implement these changes, or any changes implemented in future filings, should not be taken as an admission that prior disclosures by the Company were in any way deficient.

Mr. Michael Clampitt	-2-

We also have indicated in certain of the responses that the Company believes no change in disclosure is appropriate, and have explained why.  We understand that the Staff’s comments, even where a disclosure change is requested or suggested, are based on the Staff’s understanding of information available to it, which may be less than the information available to the Company.  Accordingly, we understand those Staff comments may be withdrawn or modified based on the additional explanation or information the Company provides.

The Company acknowledges that:

•                should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                the Company may not assert the Staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form S-1

General

1.                                    Please refer to our comment letter dated March 25, 2011 with respect to your Form S-1 filed February 28, 2011 (File No. 333-172480).  Please revise your disclosures in this filing to address the applicable comments relating to the pro forma financial statements and selected financial data.

Response:

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 13, 35, 36 and 37 to address the applicable comments relating to the pro forma financial statements and selected financial data.

In response to comment number 14 of the Staff’s letter dated March 25, 2011 with respect to the Form S-1, File No. 333-172480 (the “Other Letter”), the Company does not believe the issuance of shares to its officers and directors in the Private Placement results in stock compensation to those individuals as the $10 per share purchase price was negotiated with independent third parties in arms-length transactions and therefore is a reasonable approximation of the per share value of the Common Stock.

Mr. Michael Clampitt	-3-

All investors in the Private Placement paid the same $10 per share purchase price for the Common Stock. In addition, the terms of the TARP Exchange are based on the same $10 per share valuation of the Common Stock.  The $10 per share price was the result of a competitive negotiation process involving multiple potential investors as well as the Treasury in connection with its evaluation of the TARP Exchange.  The Company’s officers and directors participated in the Private Placement at the request of the Lead Investors to convey a message of confidence in the merits of the investment and help achieve a successful process of securing fill-in investors for the Private Placement.  The officers’ and directors’ aggregate investments constituted a very small portion of the overall $325 million capital raise.  Based on the then financial condition of the Company and the likely receivership of the bank absent a capital raise, the best indicator of value of the Common Stock was in fact the price negotiated with the Lead Investors and the Treasury in arms-length transactions, and not the trading price of the Common Stock.

The Company acknowledges the fact that its stock was at the consummation of the Private Placement and is currently trading well above the $10 purchase price and that the guidance in ASC 718-10-55-10 states that “observable market prices for identical or similar equity instruments in active markets are the best evidence of fair value and, if available, shall be used as the basis for the measurement of equity instruments awarded in a share-based payment transaction with employees.”  However, the Company respectfully submits that the market for the Common Stock as of the consummation of the Private Placement was not sufficiently active.  Prior to the Private Placement and TARP Exchange, 1,528,935 shares were outstanding.  Following the Private Placement and TARP Exchange, 39,649,052 shares were outstanding.  The shares outstanding prior to the Private Placement and the TARP Exchange constituted less than 4% of the recapitalized company.  Any trading in those shares did not reflect the value ascribed to the Common Stock by the shareholders holding more than 96% of the Company.  Furthermore, the Company’s three month average daily trading volume was less than 49,000 shares.  The prevailing view that the public market price is determinative of fair value should not be applicable in this situation and should be superseded by arms-length negotiations with third parties that ultimately became owners of more than 96% of the Company.

Moreover, the shares currently trading on the open market are not entirely “identical” or “similar” to the shares issued to investors in the Private Placement.  ASC 718-10-55-10 states that “determining whether an equity instrument is similar is a matter of judgment, based on an analysis of the terms of the instrument and other relevant facts and circumstances.”  As described under “Description of Capital Stock – Common Shares Issued in the Private Placement” of the  Amendment, the shares issued in the Private Placement, unlike other outstanding shares, are restricted securities and cannot be transferred unless they are sold pursuant to an effective registration statement or an exemption therefrom.  The shares issued to the Lead Investors are subject to a one-year lock-up.  The shares issued to the Additional Investors do not become unrestricted until the registration statement registering those shares become effective.  The Company believes the fact that the shares issued in the Private Placement are restricted securities, when considered in combination with the number of shares that are currently available to be traded in the open market, has a significant impact on the realizable value of the shares issued in the Private Placement.

Mr. Michael Clampitt	-4-

Finally, if one assumed that the trading price of the Company’s stock on the consummation date of the Private Placement ($28.33) was a representative indicator of the fair value of all of its outstanding shares, the Company’s market capitalization would have exceeded $1.1 billion.  This is not a reasonable valuation as it would be more than double the Company’s current book equity and is not supported by any valuation model.  Using the trading price as an indicator of fair value in this situation would result in a gross anomaly.

Based on the fact that the Company does not believe the issuance of shares to its officers and directors resulted in stock compensation, no expense related to this was included in the pro forma information presented in the Form S-1 and the Company does not believe amending its disclosures to address this would be appropriate.

2.                                    As far as practicable, please fill-in all blanks in the next amendment.

Response:

The Company has filled in all blanks as applicable in Amendment No. 1.

3.                                    Prior to the effectiveness of the registration statement, please provide us with a copy of the letter or a call from FINRA indicating that FINRA has finished its review and has no additional concerns regarding the arrangements with the Subscription Agent in this offering.  In addition, revise the cover page to disclose the compensation arrangements with the subscription agent.

Response:

The Company respectfully submits that, because the subscription agent is not a FINRA member, no filing with FINRA is required.  In addition, the Company has revised the cover page in response to this comment.

4.                                    We note your disclosure that Duane K. Kurisu is a contingent nominee to the board.  Please file as an exhibit to your next amendment the consent of Mr. Kurisu to be named as the same.  Refer to Rule 438 of the Securities Act of 1933.

Mr. Michael Clampitt	-5-

Response:

The Company has added Mr. Kurisu’s consent to be named as a nominee to the board of directors as Exhibit 99.12 to the Form S-1.

Cover Page of Prospectus

5.                                    Please revise the first paragraph to indicate this is a best efforts offering and no minimum number of shares must be sold.

Response:

The Company has revised the first paragraph on the cover page in response to this comment.

6.                                    Please supplement your disclosure at the end of the first paragraph to indicate that any purchaser of common stock in the offerings may be the only purchaser, given the lack of a minimum offering amount.

Response:

The Company has revised the first paragraph on the cover page in response to this comment.

7.                                    The last two sentences of the second paragraph should be printed in bold face type.

Response:

The Company has revised the last two sentences of the second paragraph on the cover page in response to this comment.

8.                                    We note your disclosure on the cover page and throughout the document that you “expect” or “anticipate” that the Rights will trade on the NYSE.  Please advise us of any conditions that must be fulfilled prior to such trading.  As appropriate, update your document to reflect updated information.

Response:

The Rights cannot trade on the NYSE until the NYSE approves the Company’s listing application for the Rights.  The Company is not aware of any other conditions that must be fulfilled prior to the Rights being authorized to trade on the NYSE.  The Company will revise the disclosure to remove the qualifying language when it has received the NYSE’s approval.

Incorporation By Reference, page 3

9.                                    Please refer to our comment letter dated March 25, 2011 with respect to your Form S-l filed February 28, 2011 (File No. 333-172480).  We will await your response to comments 23 to 35 related to your Form 10-K in connection with our review of this registration statement.

Mr. Michael Clampitt	-6-

Response:

The Company acknowledges the Staff’s comments and will revise its future filings in response to those comments.  In response to comment number 29 of the Other Letter, the construction loan to Plantation Town Apartments LLC is current.  In addition, in response to comment number 35 of the Other Letter, when segmenting the Company’s loan portfolio, management considers the guidance contained in ASC 310-10-55-16 through 310-10-55-18 by grouping loans that contain similar risk characteristics into various loan categories.  The loan categories used are consistent with the internal reports evaluated by the Company’s management and board of directors to monitor risk and performance within the various segments of its loan portfolio.  The factors considered when establishing the Company’s various loan segments include, but are not limited to, the category of the borrower, loan type, geographic location, and collateral type.

In accordance with ASC 31-10-55-22, the Company believes that the level of segmentation utilized is an appropriate balance between too much aggregation and overburdening the financial statements with excessive detail that does not assist financial statement users to understand the Company’s loan portfolio and related allowance for credit losses.

Questions and Answers Related to this Rights Offering

Why are we conducting this Rights Offering, page 5

10.                            Include disclosure indicating that (i) there is no assurance that the company and the Bank will continue to satisfy all minimum regulatory capital requirements and (ii) the failure to meet minimum regulatory capital requirements could result in significant enforcement actions against the company and the Bank, including a regulatory takeover of the Bank, in which case shareholders would receive little if anything for their investment.

Response:

The Company has revised page 6 in response to this comment.

Will our directors and executive officers participate in this Rights Offering, page 7

11.                            To the extent known, please quantify the directors’ and officers’ intent to subscribe for shares in the offering, and indicate, if true, that they have not committed to purchase any shares.  Also clarify whether their intended purchases are the maximum number of shares available to them as shareholders, including any available oversubscription shares.

Mr. Michael Clampitt	-7-

Response:

None of the directors and officers have entered into any commitments to purchase any shares in the Rights Offering.  However, all the directors and officers eligible to purchase shares in the Rights Offering have indicated to the Company they intend to purchase their pro rata portion of shares pursuant to their Basic Subscription Rights.  In addition, certain of those directors and officers intend to purchase, subject to availability, additional shares pursuant to their over-subscription privilege up to various amounts ranging from $10,000 to $500,000.

Risk Factors, page 14

General

12.                            We note in the second introductory paragraph the statements that this section describes some, but not all, of the risks you face.  Please revise to delete this language.  You must disclose all risks that you believe are material at this time.  Discussing the possibility of risks that are currently unknown or appear immaterial is unnecessarily confusing.

Response:

The Company has revised page 14 in response to this comment.

We are subject to a number of requirements and prohibitions under regulatory orders imposed on us . . . page 14

13.                            In the first paragraph you state that your capital levels currently exceed the levels required by the Consent Order and that you are at “well-capitalized” levels.  Please revise to disclose, both here and elsewhere in the document, your leverage capital ratio and total risk-based capital ratio as of the latest practicable date.

Response:

The Company has revised pages 14 and 36 in response to this comment.

14.                            Please revise the third paragraph on page 15 to describe in greater detail the “number of other requirements” with which you are not currently in compliance with or provide a cross-reference to a section of the Prospectus where that complete discussion is located.

Response:

The Company has revised page 15 in response to this comment.

Mr. Michael Clampitt	-8-

A large percentage of our loans are collateralized by real estate . . . page 22

15.                            If available for your market area, or a large segment of it, please provide statistics, for example from the Case-Shiller index, regarding declines in property values over the last three years.

Response:

The Company’s disclosure of the potential risks associated with its high concentration of loans secured by real estate is based on its actual loan loss experience in recent years.  The Company’s loss experience is consistent with and supported by third parties who provide statistical data on some of the markets in which the Company competes.

•                The Company’s residential real estate portfolio is domiciled in Hawaii.  Case-Shiller does not separately provide data for the Hawaii market.  However, the University of Hawaii Economic Research Organization (UHERO) recently reported that the average annual change in the average sales price of single family homes in Hawaii has been -11.2%, -5.7% and 2.8% for the years 2009, 2008 and 2007, respectively.

•                The Hawaii commercial real estate market is influenced by the general economic trends of the state.  According to UHERO, total payroll jobs shrank by 4.4% in 2009 and 0.9% in 2008, and are projected to decline by 0.5% in 2010. Tourism is a significant component of the state economy and visitor arrivals are projected to increase by 8.2% in 2010 after declining by 4.4% in 2009 and 10.5% in 2008.  Consequently, net absorption for commercial property of all types is projected to register a modest positive increase for 2010 after registering negative growth for 2009 and 2008.  Retail vacancy in Honolulu reached 19.1% in 2010 and is projected to decrease to 14.8% by the end of 2011.  The vacancy rate for office space in Honolulu is expected to peak at 13.6% in mid 2011.  While improving, the fundamentals still point to depressed values, lower net operating income, and longer stabilization periods.

•                The Company’s mainland commercial real estate portfolio is concentrated primarily in California.  According to Moody’s REAL Commercial Property Index, the value of U.S. commercial properties has declined by 41.9% as of October 2010 since its peak in October 2007.  In the last quarter of 2010, it improved by 5.7%.

The value of certain securities in our investment securities portfolio may be negatively affected . . . page 25

16.                            Please revise to explain in greater detail the “certain” securities to which this risk factor relates.

Mr. Michael Clampitt	-9-

Response:

The Company has revised page 25 in response to this comment.

Risk Factors Related to this Rights Offering, page 27

17.                            Please revise to add separate risks for: the offering is a best efforts no minimum and anyone subscribing takes the risk that no one else will purchase, and recent and future anticipated losses may result in capital deficiencies despite the recapitalization actions.

Response:

In response to the first part of this comment, the Company has added a risk factor on page 27 with respect to the risks of the best efforts, no minimum Rights Offering.  In response to the second part of this comment, the Company believes that the risks are adequately addressed by the two current risk factors on page 14, “Although we completed the Private Placement, we have incurred significant losses and cannot assure you that we will be profitable in the near term or at all” and “The proceeds from the Private Placement may not be sufficient to satisfy our capital and liquidity needs in the future or to satisfy changing regulatory requirements, and we may need to raise additional capital.”  However, to clarify the risk of capital deficiencies, the Company has revised the first risk factor captioned above on page 14.

Because our management will have broad discretion over the use of the net proceeds from this Rights Offering . . . page 28

18.                            Please revise your disclosure here and in the “Use of Proceeds” section to specifically describe the market factors that may require your management to allocate the proceeds differently than as currently disclosed and the nature of the “other purposes” to which the proceeds may be allocated.

Response:

The Company has revised pages 6, 9, 11, 12, 28, 33 and 44 in response to this comment.

Plan of Distribution, page 33

19.                            Briefly summarize the material terms and conditions of the Subscription Agent Agreement.  Please also revise the second paragraph to provide greater detail regarding the nature and amount of the fees and expenses you have agreed to pay the Subscription Agent in connection with the Rights Offering.

Mr. Michael Clampitt	-10-

Response:

The Company entered into a Subscription Agent Agreement, dated March 30, 2011 (the “Subscription Agent Agreement”), with Wells Fargo Bank, National Association (“Wells Fargo”).  Pursuant to the Subscription Agent Agreement, the Company appointed Wells Fargo to act as subscription agent for the Rights Offering.  As subscription agent, Wells Fargo is directed to issue rights certificates in the names of the record holders of Common Stock on the Record Date, distribute subscription documents to these holders and their transferees and accept subscriptions.  As soon as practicable following the expiration of the Rights Offering, Wells Fargo will be responsible for issuing Common Shares to rights holders who have validly exercised their Rights.  Pursuant to the Subscription Agent Agreement, the Company has agreed to pay the subscription agent an administration fee of $17,000 and customary transaction fees and to reimburse its out-of-pocket expenses.  The Company has also agreed to indemnify Wells Fargo for any liability or expense arising out of Wells Fargo’s performance of its duties as subscription agent, except for liability or expenses resulting from Wells Fargo’s negligence or intentional misconduct.

The Company has also revised the second paragraph on page 33 in response to this comment.

Use of Proceeds, page 33

20.                            Discuss what other measures the company has considered and which it is planning to pursue, if any, should the offering not take place or your capital ratios again fall below the levels required by the Consent Order.  To the extent the company has no other plans, this should clearly be stated.

Response:

The proceeds to the Company from the Private Placement were in an amount that is sufficient to meet the capital ratio requirements in the Consent Order and that the Company and the investors in the Private Placement believed is sufficient for the Company’s continuing financial condition.  The purpose of the Rights Offering is to allow the Company’s shareholders prior to the Private Placement and their transferees to purchase Common Stock at the same price as that paid by the investors in the Private Placement.  Any proceeds that may be raised in the Rights Offering will be incremental capital to the Company and is not necessary to maintain the Company’s financial position or capital ratios.  Therefore, the Company currently does not have any plan to pursue any measures in the event the Company does not receive any proceeds from the Rights Offering.

21.                            Please disclose the Board’s current intention with respect to how to allocate the net proceeds of the Rights Offering, including quantification, as a percentage or otherwise.

Mr. Michael Clampitt	-11-

Response:

The Board currently intends to use all of the net proceeds of the Rights Offering for general corporate purposes, including the potential payment of the accrued and unpaid interest on the Company’s junior subordinated debentures relating to the trust preferred securities which has been deferred since August 20, 2009.  The amount of such accrued and unpaid interest currently outstanding is $5.7 million.

Anti-Takeover Effects of Hawaii Law, page 38

22.                            You may not qualify this section by reference to the text of the CSA Act.  Please revise to eliminate the qualification and indicate that all material information is discussed.

Response:

The Company has revised page 39 in response to this comment.

Certain U.S. Federal Income Tax Consequences, page 51

23.                            Please eliminate references to “certain” U.S. federal income tax consequences to U.S. holders of the receipt, exercise and disposition of the subscription rights and revise to clarify, if true, that the material U.S. federal income tax considerations relating to such rights have been disclosed.

Response:

The Company has revised pages 51 and 52 in response to this comment.

PART II

Item 15.  Recent Sales of Unregistered Securities, page II-4

24.                            For each transaction, please state briefly the facts relied upon to make the exemption from registration under Section 4(2) of the Securities Act of 1933 available.  Refer to Item 701 of Regulation S-K.

Response:

The Company has revised page II-4 in response to this comment.

25.                            As a related matter, we note that you filed a Form 8-K on December 21, 2010 announcing certain amendments to the Investment Agreements.  In light of this announcement, please provide us with your legal analysis regarding the availability of the Section 4(2) exemption for sales to the Additional Investors.  Please also tell us how and by what means the Additional Investors were contacted or solicited with respect to the Private Placement.

Mr. Michael Clampitt	-12-

Response:

The Company and the Lead Investors entered into their respective Investment Agreements on November 4, 2010.  Following the signing of the Investment Agreements, Sandler immediately began its efforts to identify potential fill-in investors to secure the remaining investments required to bring the Private Placement to a total of $325 million.  All the Additional Investors were contacted by Sandler based on its list of potential fill-in investors (other than a few of the Additional Investors which were identified by the Company based on pre-existing relationships with such Additional Investors and other than those Additional Investors who are directors or officers of the Company).  Over a six-week period, the potential fill-in investors conducted due diligence and held meetings or conference calls with management.  During the same time, the Company continued its negotiations with the U.S. Treasury with respect to the terms of the TARP Exchange.

On December 16, 2010, the Company and the U.S. Treasury reached agreement on the principal terms of the TARP Exchange.  On December 21, 2010, the Company filed a current report on Form 8-K to announce such agreement as well as amendments entered into on December 20, 2010 to the Investment Agreements as a result of such agreement with the U.S. Treasury.  In such amendments, the purchase price per share to be paid by the Lead Investors was reduced and the closing condition relating to the TARP Exchange was modified to reflect the agreed upon terms of the TARP exchange.  The parties also took the opportunity to make certain technical amendments to the provision in the Investment Agreements relating to the Company’s obligation to conduct the Rights Offering following the closing of the Private Placement.

Shortly after the Additional Investors were informed of the terms of the TARP Exchange, the Company entered into subscription agreements with the Additional Investors on December 23, 2010.

The Private Placement closed on February 18, 2011 following the receipt of requisite regulatory approvals.  On February 28, 2011, the Company filed the Form S-1 with respect to the Rights Offering.

Rule 152 under the Securities Act provides a safe harbor under Section 4(2) of the Securities Act for “transactions not involving any public offering at the time of said transactions although subsequently thereto the issuer decides to make a public offering and/or files a registration statement.”  The Staff has consistently taken the position that under Rule 152, a public offering that follows an offering exempt under Section 4(2) or Regulation D does not cause the loss of the private placement exemption for the earlier offering even though the issuer contemplated the subsequent public offering at the time of the private placement.  See The Equitable Life Assurance Society of the United States (February 20, 1992); Black Box, Inc. (June 26, 1990), Verticom, Inc. (February 12, 1986); Country First Bank (March 31, 1989); Vulture Petroleum Corp. (February 2, 1987); Vintage Group, Inc. (May 11, 1988); Quad City Holdings, Inc. (April 9, 1993); BBI Assocs., Inc. (December 29, 1986).

Mr. Michael Clampitt	-13-

In this case, the Common Shares were offered to the Additional Investors in a valid private placement and without any general solicitation or general advertisement of  any kind.  The technical amendments to the terms of the Rights Offering included in the Form 8-K filed on December 21, 2010 had no relation to the Company’s process of filling in the Private Placement with the Additional Investors and did not serve as a form of general solicitation or general advertising for the Private Placement.  Simply, the Additional Investors were waiting for the Company to reach agreement on the principal terms of the TARP Exchange with the U.S. Treasury before signing their respective subscription agreements with the Company, even though the other aspects of their due diligence were complete.  Furthermore, the purpose of the Rights Offering was to allow the Company’s shareholders prior to the Private Placement and their transferees to purchase Common Stock at the same price per share as paid by the Lead Investors and the Additional Investors.  In addition, the Private Placement closed before the initial filing of the Form S-1 for the Rights Offering.  As a result of the forgoing, the Company believes that the sales to the Additional Investors in the Private Placement were exempt under Section 4(2).

26.                            Please identify any sales agents and/or principals and disclose the amount of any fees or commissions earned by them in connection with the transactions discussed in this section.

Response:

Please see the response provided in the Confidential Letter.

Exhibits

27.                            Please file as an exhibit to your next amendment the Memorandum of Understanding, as described in the second paragraph on page 15, and any other agreements you deem to be material.  Refer to Item 601(b)(10) of Regulation S-K.

Response:

The Company has filed the Memorandum of Understanding as Exhibit 10.41 to the Form S-1.

28.                            It appears that certain annexes, schedules or exhibits to certain exhibits are missing.  For example, see the Letter Agreement filed as exhibit 10.20 and the Investment Agreements, filed as exhibits 10.32 and 10.33.  Please retile any incomplete exhibits in their entirety.

Response:

The Company has filed the entire Letter Agreement and Investment Agreements as Exhibits 10.20, 10.32 and 10.33, respectively, to the Form S-1 and confirms that all other exhibits have been filed in their entirety.

Mr. Michael Clampitt	-14-

29.                            Please file an opinion of tax counsel as an exhibit to your next amendment or advise us why you believe that the tax consequences of the offering would not be material to investors.  Refer to Item 601(b)(8) of Regulation S-K.

Response:

The Company has filed a tax opinion as Exhibit 8.1 to the Form S-1.

Legal Opinion (exhibit 5.1)

30.                            In opinions (b) and (c), please delete the assumptions that “all the foregoing actions are taken pursuant to the authority granted by the Company’s Board of Directors and/or a duly formed committee thereof and so as not to violate any applicable law or result in a default under or breach of any agreement or instrument binding upon the Company,” which are too broad and/or inappropriate.

Response:

The Company has revised Exhibit 5.1 to the Form S-1 in response to this comment.

31.                            Given the language in the penultimate paragraph that the opinion is “as of the date hereof’ (February 25, 2011), it will be necessary for counsel to file an opinion dated as of the effective date or to remove the limiting language.

Response:

The Company has revised Exhibit 5.1 to the Form S-1 in response to this comment.

Mr. Michael Clampitt	-15-

If you have any questions regarding this letter, please contact the undersigned at (310) 712-6630.

Sincerely,

/s/ Alison S. Ressler

Alison S. Ressler

cc:	Glenn K.C. Ching
(Central Pacific Financial Corp.)